As filed with the Securities and Exchange Commission on May 28, 2015

Registration No. 333-203824

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BUILDERS FIRSTSOURCE, INC.

(Exact name of registrant as specified in its charter)

Delaware	52-2084569
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2001 Bryan Street, Suite 1600

Dallas, Texas 75201

(214) 880-3500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Donald F. McAleenan, Esq.

Senior Vice President and General Counsel

Builders FirstSource, Inc.

2001 Bryan Street, Suite 1600

Dallas, Texas 75201

(214) 880-3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Laura A. Kaufmann Belkhayat

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

Telephone: (212) 735-2439

Facsimile: (917) 777-2439

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 28, 2015

PROSPECTUS

$115,000,000

Builders FirstSource, Inc.

Common Stock

We may offer from time to time shares of our common stock in one or more offerings. The aggregate initial offering price of all securities sold under this prospectus will not exceed $115,000,000.

This prospectus describes some of the general terms that may apply to sales of our common stock, par value $0.01 per share. We will provide the specific prices and terms of these sales in one or more supplements to this prospectus at the time of the offering. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

We may offer and sell these securities through underwriters, dealers or agents or directly to purchasers, on a continuous or delayed basis. The prospectus supplement for each offering will describe in detail the plan of distribution for that offering and will set forth the names of any underwriters, dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement or a free writing prospectus.

Our common stock is traded on the NASDAQ Global Select Market (which we refer to as NASDAQ in this prospectus) under the symbol “BLDR.” On May 27, 2015, the last reported sale price of our common stock on NASDAQ was $12.59.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties referenced under the heading “Risk Factors” on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is         , 2015.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under the shelf process, we may, from time to time, sell common stock in one or more offerings.

Each time we sell shares of our common stock you will be provided with a supplement to this prospectus that will contain specific information about that offering, including the specific amounts, prices and terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before purchasing any securities you should carefully read both this prospectus and any accompanying prospectus supplement or other offering materials, together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and, therefore, file reports and other information with the SEC. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

You should not assume that the information in this prospectus, any prospectus supplement or any other offering materials is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since then.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” any applicable prospectus supplement and the documents that we incorporate by reference into this prospectus and any applicable prospectus supplement, before making an investment decision.

BUILDERS FIRSTSOURCE, INC.

Builders FirstSource, Inc. is a leading supplier and manufacturer of structural and related building products for residential new construction. We have operations principally in the southern and eastern United States with 56 distribution centers and 56 manufacturing facilities, many of which are located on the same premises as our distribution centers. In this prospectus, references to the “Company,” “Builders,” “we,” “our,” “ours” or “us” refer to Builders FirstSource, Inc. and its consolidated subsidiaries, but not ProBuild Holdings LLC and its subsidiaries, unless otherwise stated or the context otherwise requires.

We serve a broad customer base ranging from production homebuilders to small custom homebuilders. We believe we have a diverse geographic footprint as we serve 34 service areas in nine states. Based on 2014 U.S. Census data, we have operations in 18 of the top 50 U.S. Metropolitan Statistical Areas, as ranked by single family housing permits in 2014. In addition, approximately 47% of U.S. housing permits in 2014 were issued in states in which we operate. Our customer mix is a balance of large national homebuilders, regional homebuilders, and local builders. Our customer base is highly diversified. For the year ended December 31, 2014, our top 10 customers accounted for approximately 25.1% of sales, and no single customer accounted for more than 8% of sales. Our primary focus has been, and continues to be, on single-family residential new construction. However, we have recently acquired companies with multifamily manufacturing capabilities to further diversify our customer base. We will continue to identify opportunities for incremental growth in the multifamily and light commercial segments.

We offer an integrated solution to our customers providing manufacturing, supply, and installation of a full range of structural and related building products. We provide a wide variety of building products and services directly to homebuilder customers. We also manufacture floor trusses, roof trusses, wall panels, stairs, millwork, windows, and doors. In addition to our comprehensive offering of products that includes approximately 73,000 stock keeping units, we also provide a full range of construction services. We believe our broad product and service offering, combined with our scale and experienced sales force, has driven our sales growth among both large and small homebuilders.

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 2001 Bryan Street, Suite 1600, Dallas, Texas 75201, and our telephone number is (214) 880-3500. Our website is www.bldr.com. The information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any investment in our securities.

RECENT DEVELOPMENTS

ProBuild Acquisition

On April 13, 2015, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with ProBuild Holdings LLC, a Delaware limited liability company (“ProBuild”), and the holders of securities of ProBuild named as parties thereto (collectively, the “Sellers”). Headquartered in Denver, Colorado, ProBuild is one of the nation’s largest professional building materials suppliers. Pursuant to the Securities Purchase Agreement, we will acquire all of the operating affiliates of ProBuild through the purchase of all of the issued and outstanding equity interests of ProBuild for approximately $1.63 billion, subject to certain adjustments (the “ProBuild Acquisition”).

The Securities Purchase Agreement contains representations and warranties customary for transactions of this type. The representations and warranties contained in the Securities Purchase Agreement have been made for the purposes of allocating contractual risk between us, ProBuild and the Sellers instead of establishing these matters as facts, and may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of the filing of the Securities Purchase Agreement by us with the SEC. ProBuild has agreed to various customary covenants and agreements, including, among others, to use commercially reasonable efforts to conduct its business in the ordinary course during the interim period between the execution of the Securities Purchase Agreement and the closing of the ProBuild Acquisition and not to engage in certain types of significant transactions during this period. In addition, the Securities Purchase Agreement provides that ProBuild will indemnify us with respect to breaches of certain representations, warranties and covenants by ProBuild and the Sellers, as well as for other specified matters, subject to the limitations in the Securities Purchase Agreement.

Consummation of the ProBuild Acquisition is subject to certain customary conditions, including, among others: (i) the absence of a material adverse effect with respect to inaccuracy of the representations and warranties of the parties to the Securities Purchase Agreement; (ii) the performance in all material respects of all covenants by such parties; (iii) the absence of a material adverse effect with respect to the business of ProBuild; (iv) the absence of certain legal injunctions or impediments prohibiting the transaction; and (v) ProBuild’s obtaining certain third-party consents.

The Securities Purchase Agreement also contains certain termination provisions by us, ProBuild and the Sellers, including if the ProBuild Acquisition has not been consummated by November 13, 2015, subject to extension (the “Outside Date”), unless the terminating party’s material breach of the Securities Purchase Agreement has been the principal cause of or resulted in the failure of the closing of the ProBuild Acquisition to occur by such date. A termination of the Securities Purchase Agreement by us, ProBuild, or the Sellers under certain specified circumstances, including a failure of our debt financing to be funded, if all of the other conditions to our obligation to close the ProBuild Acquisition have been satisfied (other than those conditions that, by their nature, are to be satisfied at the closing of the ProBuild Acquisition), will entitle ProBuild to receive from us a reverse termination fee equal to $81,250,000.

The Sellers have agreed to use reasonable best efforts to provide us with all cooperation reasonably requested by us to assist us in arranging debt financing in connection with the ProBuild Acquisition, including furnishing us with certain necessary financial information regarding ProBuild and taking other corporate and other actions reasonably requested by us to consummate such debt financing. Upon request, we will promptly reimburse ProBuild for any documented and reasonable out-of-pocket costs and expenses incurred in connection with the Sellers’ cooperation with obtaining the debt financing.

Except as set forth in any accompanying prospectus supplement, any offering of securities under this prospectus will not be contingent on the consummation of the ProBuild Acquisition and we can give no assurance that the ProBuild Acquisition will be completed.

Acquisition Financing

We have received a debt commitment letter from certain financial institutions pursuant to which they have committed to provide us with an $800 million senior secured credit facility, a $550 million senior secured first lien term loan facility and a $750 million senior unsecured bridge facility (or up to $750 million in unsecured notes in lieu of all or a portion thereof). Additionally, the amount of the first lien term loan facility may be increased to repay, redeem or defease our existing senior notes in an amount equal to $350 million plus any applicable make-whole payments (the “Quantum Increase”) required in connection with any such repayment, redemption, or defeasance. Under certain circumstances, the Quantum Increase may take the form of secured debt securities or unsecured debt securities instead of additional first lien term loans. The proceeds of these borrowings to which we refer herein collectively as the “Acquisition Financing” will be used on the closing date of the ProBuild Acquisition to pay a portion of the aggregate acquisition consideration and related fees and expenses.

We have also received an equity commitment letter (the “Equity Commitment Letter”) from JLL Partners Fund V, L.P. (“JLL Fund V”) and Warburg Pincus Private Equity IX, L.P. (“Warburg Pincus”). Pursuant to the Equity Commitment Letter, and subject to the terms and conditions thereof, JLL Fund V and Warburg Pincus have agreed that, in the event we are unable to consummate a public offering of shares of our common stock, which provides proceeds of no less than $100 million to the Company, then at the closing of the ProBuild Acquisition, JLL Fund V will purchase $40 million of our common stock and Warburg Pincus will purchase $60 million of our common stock.

The issuance of shares of our common stock to JLL Fund V and Warburg Pincus pursuant to the Equity Commitment Letter would be accomplished in a private placement exempt from registration under the Securities Act of 1933, as amended.

The ProBuild Acquisition and the Acquisition Financing are collectively referred to herein as the “Transactions.”

PROBUILD

ProBuild Holdings, Inc., an affiliate of ProBuild Holdings LLC, was created in 2005 by Devonshire Investors, the private investment firm affiliated with FMR LLC, the parent company of Fidelity Investments. ProBuild currently operates more than 350 facilities in 40 U.S. states, including lumber yards, truss and panel facilities (“component plants”), millwork shops, gypsum yards, retail stores and administrative offices. ProBuild has an extensive geographic footprint, which includes a presence in 71 of the top 100 metropolitan statistical areas (as ranked by housing permits) and a large number of secondary markets. ProBuild sells a broad selection of building materials including lumber and plywood, engineered wood, gypsum wallboard and other drywall products, millwork, trusses, roofing, siding products, tools, insulation materials and metal and hardware specialties. ProBuild employs approximately 10,000 employees.

Products and Services

ProBuild’s products, including those manufactured by ProBuild and by third parties, can be classified into seven main categories:

•	Lumber and panels: lumber products include framing lumber, treated wood or clear and hardwood lumber, and panels ranging from oriented strand board to plywood;

•	Engineered wood and framing: engineered wood includes joist and rim boards, beams and headers;

•	Trusses & wall panels: trusses and wall panels are manufactured to order and specification;

•	Millwork, cabinets and tops: millwork products include entry and interior doors, windows, mouldings, stairs and columns;

•	Siding, metal and concrete: includes vinyl, composite and wood siding, stucco, other exteriors, cement, and metal framing;

•	Gypsum, roofing and insulation: gypsum products include wallboard, trims, acoustical and ceiling tiles, joint treatment and finishes. Insulation includes fiberglass, foam, and mineral fiber. Roofing includes shingles, flashing, coating, adhesives, gutters, shields and other underlays.

•	Other products and services: includes hardware, tools, fasteners and installed sales.

ProBuild’s manufacturing activities include trusses, wall panels, millwork, and pre-hung door and window framing. Services include construction services, such as the installation of framing, millwork and insulation.

Customers

ProBuild serves primarily the new residential (including multifamily), repair and remodeling end markets, and, to a lesser extent, the commercial market. ProBuild’s customer base is highly diversified and ranges from national residential and commercial builders to project-oriented consumers. The most common customers are national, regional, and custom residential builders and repair and remodeling contractors. ProBuild is also able to provide value to its customers by way of its knowledge of local building practices, service levels and as a single source for many building solutions.

ProBuild Holdings LLC was formed as a limited liability company in Delaware on August 20, 2008. ProBuild’s executive offices are located at 7595 E. Technology Way, Suite 500, Denver, Colorado 80237 and its telephone number is (303) 262-8500. ProBuild’s Internet website is www.probuild.com. The information provided on ProBuild’s Internet website is not a part of this prospectus and, therefore, is not incorporated herein by reference.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the specific risks described below, the risks described in our 2014 10-K and our First Quarter 10-Q (each as defined below), which are incorporated herein by reference, and any risks described in our other filings with the SEC incorporated herein by reference, before making an investment decision. See the section of this prospectus entitled “Where You Can Find Additional Information and Incorporation by Reference.” Any of the risks we describe below or in the information incorporated herein by reference could cause our business, financial condition, or operating results to suffer. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You could lose all or part of your investment. Some of the statements in this section of the prospectus are forward-looking statements. For more information about forward-looking statements, please see the section of this prospectus entitled “Disclosure Regarding Forward-Looking Statements.” You should also review the risks described below and any risks described in our other filings with the SEC incorporated herein by reference in conjunction with the information contained in the exhibit titled “Unaudited Pro Forma Condensed Combined Financial Information” in our Current Report on Form 8-K/A filed with the SEC on May 28, 2015 and the combined financial statements of ProBuild Holdings, Inc. in our Current Report on Form 8-K filed with the SEC on May 1, 2015, incorporated herein by reference.

Risks Related to our and ProBuild’s Business and Industry

The industry in which we operate is dependent upon the residential homebuilding industry, as well as the U.S. economy, the credit markets and other important factors.

The building products industry is highly dependent on new home and multifamily construction, which in turn are dependent upon a number of factors, including interest rates, consumer confidence, employment rates, foreclosure rates, housing inventory levels and occupancy, housing demand and the health of the U.S. economy and mortgage markets. Unfavorable changes in demographics, credit markets, consumer confidence, housing affordability, or housing inventory levels and occupancy, or a weakening of the U.S. economy or of any regional or local economy in which we operate could adversely affect consumer spending, result in decreased demand for our products, and adversely affect our business. Production of new homes and multifamily buildings may also decline because of shortages of qualified tradesmen, reliance on inadequately capitalized builders and sub-contractors, and shortages of material. The homebuilding industry is currently experiencing a shortage of qualified, trained labor in many areas, including those currently served by us and those that we expect to serve following completion of the ProBuild Acquisition. In addition, the building industry is subject to various local, state, and federal statutes, ordinances, rules and regulations concerning zoning, building design and safety, construction, energy conservation and similar matters, including regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can be built within the boundaries of a particular area or in order to maintain certain areas primarily or exclusively residential. Regulatory restrictions may increase our operating expenses and limit the availability of suitable building lots for our customers, which could negatively affect our sales and earnings. Because we have, and expect to continue to have, following completion of the ProBuild Acquisition, substantial fixed costs, relatively modest declines in our customers’ production levels could have a significant adverse effect on our financial condition, operating results and cash flows.

The homebuilding industry underwent a significant downturn that began in mid-2006 and began to stabilize in late 2011. U.S. homebuilding activity increased in 2013 and 2014 to approximately 617,700 and 647,800 single-family starts, respectively, although it remains well below the historical average (from 1959 through 2013) of 1.0 million single-family starts per year. According to the U.S. Census Bureau, actual U.S. single family housing starts in the U.S. during 2014 were 55.8% lower than in 2006. We believe that the slow recovery of the housing market is due to a variety of factors including: a severe economic recession, followed by a gradual economic recovery; significant unemployment; limited credit availability; shortages of suitable building lots in many regions; shortages of experienced labor; a substantial reduction in speculative home investment; and soft housing demand. The downturn in the homebuilding industry resulted in a substantial reduction in demand for our products and services, which in turn had a significant adverse effect on our business and operating results during fiscal years 2007 through 2012.

In addition, beginning in 2007, the mortgage markets experienced substantial disruption due to increased defaults, primarily as a result of credit quality deterioration. The disruption resulted in a stricter regulatory environment and reduced availability of mortgages for potential homebuyers due to a tight credit market and stricter standards to qualify for mortgages. Mortgage financing and commercial credit for smaller homebuilders continue to be constrained, which is slowing a recovery in our industry. Since the housing industry is dependent upon the economy as well as potential homebuyers’ access to mortgage financing and homebuilders’ access to commercial credit, it is likely that the housing industry will not fully recover until conditions in the economy and the credit markets further improve.

If the housing market declines, we may be required to take impairment charges relating to our operations or temporarily idle or permanently close under-performing locations.

We recorded no goodwill or significant asset impairment charges in continuing operations in 2014 or 2013. If conditions in the housing industry deteriorate we may need to take goodwill and/or asset impairment charges relating to certain of our reporting units. Any such non-cash charges would have an adverse effect on our financial results. In addition, in response to industry conditions, we may have to temporarily idle or permanently close certain facilities in under-performing regions, although we have no specific plans to close or idle additional facilities at this time. Any such facility closures could have a significant adverse effect on our financial condition, operating results and cash flows.

Our level of indebtedness, whether or not the ProBuild Acquisition is completed, could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our obligations under our debt instruments.

As of March 31, 2015, our debt consisted of $350.0 million of our 7.625% Senior Secured Notes due in 2021 (“2021 notes”). We also have a $175.0 million senior secured revolving credit facility (“2013 facility”). As of March 31, 2015, we had $55.0 million in borrowings, as well as $15.6 million of letters of credit outstanding under the 2013 facility. Giving pro forma effect to the proposed Acquisition Financing, as of March 31, 2015, we would have had up to $2,237.3 million of indebtedness, including $293.9 million of lease finance obligations and capitalized lease obligations under legacy ProBuild leases. In addition, we and ProBuild both have significant obligations under ongoing operating leases that are not, and will not be, reflected on our balance sheet.

As of March 31, 2015, the $350.0 million of 2021 notes bore interest at a fixed rate, and therefore, our interest expense related to the 2021 notes would not be affected by changes in market interest rates. The $55.0 million in outstanding borrowings as of March 31, 2015 under the 2013 facility bears interest at a variable rate and, therefore, if interest rates rise, our interest expense could increase. At March 31, 2015, a 1.0% increase in interest rates would result in approximately $0.6 million in additional annual interest expense. We also expect that certain debt we may incur in connection with any Acquisition Financing would bear interest at a variable rate.

Our substantial debt could have important consequences to us, including:

•	increasing our vulnerability to general economic and industry conditions;

•	requiring a substantial portion of our cash flow used in operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our liquidity and our ability to use our cash flow to fund our operations, capital expenditures, and future business opportunities;

•	exposing us to the risk of increased interest rates, and corresponding increased interest expense, because future borrowings under the 2013 facility and certain indebtedness incurred pursuant to any Acquisition Financing would be at variable rates of interest;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions, and general corporate or other purposes; and

•	limiting our ability to adjust to changing marketplace conditions and placing us at a competitive disadvantage compared to our competitors who may have less debt.

In addition, some of our debt instruments, including those governing the 2013 facility and our 2021 notes, contain, and the debt instruments governing the indebtedness incurred pursuant to any Acquisition Financing are expected to contain, cross-default provisions that could result in our debt being declared immediately due and payable under a number of debt instruments, even if we default on only one debt instrument. In such event, it is unlikely that we would be able to satisfy our obligations under all of such accelerated indebtedness simultaneously.

Our financial condition and operating performance, that of our subsidiaries and of ProBuild and its operating affiliates are also subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There are no assurances that we will maintain a level of liquidity sufficient to permit us to pay the principal, premium and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital, or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations in an effort to meet our debt service and other obligations. The agreement governing the 2013 facility and the indenture governing our 2021 notes restrict, and the debt instruments governing the indebtedness incurred pursuant to any Acquisition Financing would be expected to restrict, our ability to dispose of assets and to use the proceeds from such dispositions. We may not be able to consummate those dispositions or be able to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due.

We may have future capital needs and may not be able to obtain additional financing on acceptable terms.

We are substantially reliant on cash on hand and borrowing availability under the 2013 facility, which totaled $104.4 million at March 31, 2015, to provide working capital and fund our operations. In addition, for working capital and funding of our operations, we expect to have borrowing capacity under the $800 million senior secured credit facility we plan to enter into in connection with any Acquisition Financing, assuming borrowing availability following planned drawings to help fund the ProBuild Acquisition. Our working capital requirements are likely to grow assuming the housing industry improves. Our inability to renew, amend or replace the 2013 facility or our 2021 notes and indebtedness incurred pursuant to any Acquisition Financing when required or when business conditions warrant could have a material adverse effect on our business, financial condition and results of operations.

Economic and credit market conditions, the performance of our industry, and our financial performance, as well as other factors, may constrain our financing abilities. Our ability to secure additional financing, if available, and to satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, the availability of credit, economic conditions and financial, business and other factors, many of which are beyond our control. Any worsening of current housing market conditions or the macroeconomic factors that affect our industry could require us to seek additional capital and have a material adverse effect on our ability to secure such capital on favorable terms, if at all.

We may be unable to secure additional financing or financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under indebtedness outstanding from time to time, including our 2021 notes, the 2013 facility and any indebtedness incurred pursuant to any Acquisition Financing. The agreement governing the 2013 facility and the indenture governing the 2021 notes, moreover, restrict, and the debt instruments governing the indebtedness incurred pursuant to any Acquisition Financing are expected to restrict, the amount of permitted indebtedness allowed. In addition, if financing is not available when needed, or is available on unfavorable terms, we may be unable to take advantage of business opportunities, including potential acquisitions, or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition, and results of operations. If additional funds are raised through the issuance of additional equity or convertible debt securities, our stockholders may experience significant dilution.

We may incur additional indebtedness.

We may incur additional indebtedness in the future, including collateralized debt, subject to the restrictions contained in the agreement governing the 2013 facility and the indenture governing our 2021 notes, and the debt instruments expected to govern the indebtedness incurred pursuant to any Acquisition Financing. If new debt is added to our current debt levels, or to our pro forma debt levels, the related risks that we now face could intensify.

Our debt instruments contain various covenants that limit our ability to operate our business.

Our financing arrangements, including the agreement governing the 2013 facility and the indenture governing our 2021 notes contain, and the debt instruments governing the indebtedness incurred pursuant to any Acquisition Financing are expected to contain, various provisions that limit our ability to, among other things:

•	transfer or sell assets, including the equity interests of our restricted subsidiaries, or use asset sale proceeds;

•	incur additional debt;

•	pay dividends or distributions on our capital stock or repurchase our capital stock;

•	make certain restricted payments or investments;

•	create liens to secure debt;

•	enter into transactions with affiliates;

•	merge or consolidate with another company or continue to receive the benefits of these financing arrangements under a “change in control” scenario (as defined in those agreements); and

•	engage in unrelated business activities.

The agreement governing the 2013 facility contains a financial covenant requiring the satisfaction of a minimum fixed charge coverage ratio of 1.00 to 1.00 if our excess availability, defined as the sum of our net borrowing availability plus qualified cash, falls below the greater of $17.5 million or 10% of the maximum borrowing amount. As of March 31, 2015, our excess availability was $104.4 million. Qualified cash is defined as the amount of unrestricted cash and cash equivalents held in deposit or securities accounts which are subject to control agreements in favor of our lenders.

These provisions may restrict our ability to expand or fully pursue our business strategies. Our ability to comply with the agreement governing the 2013 facility and the indenture governing our 2021 notes, as well as the debt instruments expected to govern the indebtedness incurred pursuant to any Acquisition Financing, may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments, a change in control or other events beyond our control. The breach of any of these provisions, including those contained in the 2013 facility and the indenture governing our 2021 notes, as well as the debt instruments expected to govern the indebtedness incurred pursuant to any Acquisition Financing could result in a default under our indebtedness, which could cause those and other obligations to become due and payable. If any of our indebtedness is accelerated, we may not be able to repay it.

We and ProBuild each occupy most of our respective facilities under long-term non-cancelable leases. We and ProBuild may be unable to renew leases at the end of their terms. If we or ProBuild close a facility, we are still obligated under the applicable lease.

Most of our facilities and most of ProBuild’s facilities are leased. Many of our leases are non-cancelable, typically have initial expiration terms ranging from five to 15 years and most provide options to renew for specified periods of time. The majority of ProBuild’s leases, all of which we will acquire in connection with the ProBuild Acquisition, are non-cancelable and typically have initial terms of five years to 15 years and most provide options to renew for specified periods of time. We believe that leases we enter into in the future will likely be of the same terms (five to 15 years), will be non-cancelable and will feature similar renewal options. If we close or idle a facility we would remain committed to perform our obligations under the applicable lease, which would include, among other things, payment of the base rent, insurance, taxes and other expenses on the leased property for the balance of the lease term. Management may explore offsets to remaining obligations such as subleasing opportunities or negotiated lease terminations. During the period from 2007 through 2013, we and ProBuild closed or idled a number of facilities for which we each continue to remain liable. Our obligation to continue making rental payments with respect to leases for closed or idled facilities could have a material adverse effect on our business and results of operations. At the end of a lease term and any renewal period for a leased facility, for those locations where we have no renewal options remaining, we may be unable to renew the lease without additional cost, if at all. If we are unable to renew our facility leases, we may close or, if possible, relocate the facility, which could subject us to additional costs and risks which could have a material adverse effect on our business. Additionally, the revenue and profit generated at a relocated facility may not equal the revenue and profit generated at the existing operation.

We are a holding company and conduct all of our operations through our subsidiaries.

We are a holding company that derives all of our operating income from our subsidiaries. All of our assets are held by our direct and indirect subsidiaries. We rely on the earnings and cash flows of our subsidiaries, which are paid to us by our subsidiaries in the form of dividends and other payments or distributions, to meet our debt service obligations. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends and other distributions to us), the terms of existing and future indebtedness and other agreements of our subsidiaries, the 2013 facility, the terms of the indenture governing our 2021 notes, and the covenants of any future outstanding indebtedness, including the indebtedness incurred pursuant to any Acquisition Financing, we or our subsidiaries incur.

The building supply industry is cyclical and seasonal.

The building products supply industry is subject to cyclical market pressures. Prices of building products are subject to fluctuations arising from changes in supply and demand, national and international economic conditions, labor costs, competition, market speculation, government regulation, and trade policies, as well as from periodic delays in the delivery of lumber and other products. For example, prices of wood products, including lumber and panel products, are subject to significant volatility and directly affect our sales and earnings. In particular, low prices for wood products over a sustained period can adversely affect our financial condition, operating results and cash flows, as can excessive spikes in prices. For the year ended December 31, 2014, average prices for lumber and lumber sheet goods were 4.9% lower than the prior year. Our lumber and lumber sheet goods product category represented 32.6% of total sales for the year ended December 31, 2014. ProBuild’s lumber and lumber sheet goods category represented 34.6% of total sales for the year ended December 31, 2014. We have limited ability to manage the timing and amount of pricing changes for building products. In addition, the supply of building products fluctuates based on available manufacturing capacity. A shortage of capacity or excess capacity in the industry can result in significant increases or declines in prices for those products, often within a short period of time. Such price fluctuations can adversely affect our financial condition, operating results and cash flows.

In addition, although weather patterns affect our and ProBuild’s operating results throughout the year, adverse weather historically has reduced construction activity in the first and fourth quarters in the regions where we operate. To the extent that hurricanes, severe storms, floods, other natural disasters or similar events occur in the regions in which we operate, and in which we expect to operate following completion of the ProBuild Acquisition, our business may be adversely affected. We anticipate that fluctuations from period to period will continue in the future.

The loss of any of our significant customers or a reduction in the quantity of products they purchase could affect our financial health.

Our ten largest customers generated approximately 25.1% and 22.5% of our sales for the years ended December 31, 2014 and 2013, respectively. ProBuild’s ten largest customers generated approximately 12% of ProBuild’s sales for the years ended December 31, 2014 and 2013. We cannot guarantee that we will maintain, improve or, in the case of ProBuild’s customers, assume successfully the relationships with these customers or that we will supply these customers at historical levels. Due to the weak housing market over the past several years, many of our and ProBuild’s homebuilder customers substantially reduced their construction activity. Some homebuilder customers exited or severely curtailed building activity in certain of our regions.

In addition, production homebuilders, commercial builders and other customers may: (1) seek to purchase some of the products that we currently sell directly from manufacturers, (2) elect to establish their own building products manufacturing and distribution facilities or (3) give advantages to manufacturing or distribution intermediaries in which they have an economic stake. Continued consolidation among production homebuilders could also result in a loss of some of our present customers to our competitors. The loss of one or more of our significant customers or deterioration in our relations with any of them could significantly affect our financial condition, operating results and cash flows. Furthermore, our customers are not required to purchase any minimum amount of products from us. The contracts into which we have entered with most of our professional customers typically provide that we supply particular products or services for a certain period of time when and if ordered by the customer. Should our customers purchase our products in significantly lower quantities than they have in the past, or should the customers of ProBuild purchase products in significantly lower quantities from us following completion of the ProBuild Acquisition, such decreased purchases could have a material adverse effect on our financial condition, operating results and cash flows.

Our industry is highly fragmented and competitive, and increased competitive pressure may adversely affect our results.

The building products supply industry is highly fragmented and competitive. We face, and will continue to face, significant competition from local and regional building materials chains, as well as from privately-owned single site enterprises. Any of these competitors may (1) foresee the course of market development more accurately than we do, (2) develop products that are superior to our products, (3) have the ability to produce or supply similar products at a lower cost, (4) develop stronger relationships with local homebuilders or commercial builders, (5) adapt more quickly to new technologies or evolving customer requirements than we do, or (6) have access to financing on more favorable terms that we can obtain in the market. As a result, we may not be able to compete successfully with them. In addition, home center retailers, which have historically concentrated their sales efforts on retail consumers and small contractors, have intensified their marketing efforts to professional homebuilders in recent years and may continue to intensify these efforts in the future. Furthermore, certain product manufacturers sell and distribute their products directly to production homebuilders or commercial builders. The volume of such direct sales could increase in the future. Additionally, manufacturers of products distributed by us may elect to sell and distribute directly to homebuilders or commercial builders in the future or enter into exclusive supplier arrangements with other distributors. Consolidation of production homebuilders or commercial builders may result in increased competition for their business. Finally, we may not be able to maintain our operating costs or product prices at a level sufficiently low for us to compete effectively. If we are unable to compete effectively, our financial condition, operating results and cash flows may be adversely affected.

We are subject to competitive pricing pressure from our customers.

Production homebuilders and commercial builders historically have exerted and will continue to exert significant pressure on their outside suppliers to keep prices low because of their market share and their ability to leverage such market share in the highly fragmented building products supply industry. The housing industry downturn resulted in significantly increased pricing pressures from production homebuilders and other customers. Over the past few years, these pricing pressures have adversely affected our operating results and cash flows. In addition, continued consolidation among production homebuilders or commercial builders, and changes in production homebuilders’ or commercial builders’ purchasing policies or payment practices, could result in additional pricing pressure, and our financial condition, operating results and cash flows may be adversely affected.

The ownership position of affiliates of JLL Fund V and Warburg Pincus LLC limits other stockholders’ ability to influence corporate matters.

Affiliates of JLL Fund V and Warburg Pincus LLC (“Warburg”) together owned approximately 49.6% of our outstanding common stock as of May 15, 2015. Five of our ten directors hold positions with affiliates of either JLL Fund V or Warburg. Accordingly, JLL Fund V and Warburg have significant influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. This concentrated ownership position limits other stockholders’ ability to influence corporate matters and, as a result, we may take actions that some of our stockholders do not view as beneficial. Additionally, JLL Fund V and Warburg are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. These entities may also pursue, for their own accounts, acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. Further, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may limit your ability to influence corporate matters, and, as a result, we may take actions that some of our stockholders do not view as beneficial.

Our continued success will depend on our ability to retain our key employees and to attract and retain new qualified employees.

Our success depends in part on our ability to attract, hire, train and retain qualified managerial, operational, sales and other personnel. We face significant competition for these types of employees in our industry and from other industries. We may be unsuccessful in attracting and retaining the personnel we require to conduct and expand our operations successfully. In addition, key personnel may leave us and compete against us. Our success also depends to a significant extent on the continued service of our senior management team. We may be unsuccessful in replacing key managers who either resign or retire. The loss of any member of our senior management team or other experienced senior employees, including members of the senior management team and senior employees of ProBuild following completion of the ProBuild Acquisition, could impair our ability to execute our business plan, cause us to lose customers and reduce our net sales, or lead to employee morale problems and/or the loss of other key employees. In any such event, our financial condition, operating results and cash flows could be adversely affected.

The nature of our business exposes us to product liability, product warranty, casualty, construction defect, vehicle and other claims and legal proceedings.

We and ProBuild are each involved in product liability, product warranty, casualty, construction defect, vehicle and other claims relating to the products we manufacture and distribute, and services we provide that, if adversely determined, could adversely affect our financial condition, operating results, and cash flows. We and ProBuild each rely on manufacturers and other suppliers to provide us with many of the products we sell and distribute. Because neither we nor ProBuild have direct control over the quality of such products manufactured or supplied by such third-party suppliers, we and ProBuild are exposed to risks relating to the quality of such products. In addition, we and ProBuild are each exposed to potential claims arising from the conduct of our respective employees and subcontractors, and builders and their subcontractors, for which we may be contractually liable. Although we currently maintain what we believe to be suitable and adequate insurance in excess of our self-insured amounts, and based on our diligence of ProBuild’s business, believe that ProBuild maintains similarly adequate insurance, there can be no assurance that we will be able to maintain such insurance on acceptable terms or that such insurance will provide adequate protection against potential liabilities. Product liability, product warranty, casualty, construction defect, vehicle, and other claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in our products and our company. In addition, we and ProBuild are each involved on an ongoing basis in other types of legal proceedings. We cannot assure you that any current or future claims against us or ProBuild will not adversely affect our financial condition, operating results and cash flows.

Product shortages, loss of key suppliers, and our dependence on third-party suppliers and manufacturers could affect our financial health.

Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from manufacturers and other suppliers. Generally, our products are obtainable from various sources and in sufficient quantities. However, the loss of, or a substantial decrease in the availability of, products from our suppliers or ProBuild’s suppliers following completion of the ProBuild Acquisition or the loss of key supplier arrangements could adversely impact our financial condition, operating results, and cash flows.

Although in many instances we and ProBuild each have agreements with our respective suppliers, these agreements are generally terminable by either party on limited notice. Failure by our suppliers to continue to supply us with products on commercially reasonable terms, or at all, could put pressure on our operating margins or have a material adverse effect on our financial condition, operating results and cash flows. Short-term changes in the cost of these materials, some of which are subject to significant fluctuations, are sometimes, but not always passed on to our customers. Our delayed ability to pass on material price increases to our customers could adversely impact our financial condition, operating results and cash flows.

A range of factors may make our quarterly revenues and earnings variable.

We have historically experienced, and in the future will continue to experience, variability in revenues and earnings on a quarterly basis. The factors expected to contribute to this variability include, among others: (1) the volatility of prices of lumber, wood products and other building products, (2) the cyclical nature of the homebuilding industry, (3) general economic conditions in the various areas that we serve and the new regions that we would serve following completion of the ProBuild Acquisition, (4) the intense competition in the industry including expansion and growth strategies by competitors, (5) the production schedules of our customers, and (6) the effects of the weather. These factors, among others, make it difficult to project our operating results on a consistent basis, which may affect the price of our stock.

We and ProBuild may be adversely affected by any disruption in our respective information technology systems.

Our and ProBuild’s operations are dependent upon our respective information technology systems, which encompass all of our and ProBuild’s major business functions. ProBuild currently maintains multiple enterprise resource planning (“ERP”) systems to manage its operations. Following completion of the ProBuild Acquisition, we would expect to integrate ProBuild’s systems with ours over time, or to select a new ERP system to serve the combined company’s operations. We may encounter significant operational disruptions as a result of such process, which could have a material adverse effect on our financial condition, operating results and cash flows. Our primary ERP system, which we use for operations representing approximately 97% of our sales, is a proprietary system that has been highly customized by our computer programmers. Our centralized financial reporting system currently draws data from our ERP systems. We and ProBuild rely upon our respective information technology systems to manage and replenish inventory, to fill and ship customer orders on a timely basis, and to coordinate our sales activities across all of our products and services. A substantial disruption in our or, following completion of the ProBuild Acquisition, ProBuild’s information technology systems for any prolonged time period (arising from, for example, system capacity limits from unexpected increases in our volume of business, outages, or delays in our service) could result in delays in receiving inventory and supplies or filling customer orders and adversely affect our customer service and relationships. Our systems might be damaged or interrupted by natural or man-made events or by computer viruses, physical or electronic break-ins, or similar disruptions affecting the global Internet. There can be no assurance that such delays, problems, or associated costs will not have a material adverse effect on our financial condition, operating results and cash flows.

We and ProBuild may be adversely affected by any natural or man-made disruptions to our and ProBuild’s distribution and manufacturing facilities.

We currently maintain a broad network of distribution and manufacturing facilities throughout the southern and eastern U.S. In addition, ProBuild currently maintains a broad network of distribution and manufacturing facilities across 40 states. Any widespread disruption to our facilities, including ProBuild facilities we acquire in the ProBuild Acquisition, resulting from fire, earthquake, weather-related events, an act of terrorism or any other cause could damage a significant portion of our inventory and could materially impair our ability to distribute our products to customers. Moreover, we could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace a damaged facility. In addition, any shortages of fuel or significant fuel cost increases could disrupt our ability to distribute products to our customers. If any of these events were to occur, our financial condition, operating results and cash flows could be materially adversely affected.

We may be unable to successfully implement our growth strategy, which includes increasing sales of our prefabricated components and other value-added products, pursuing strategic acquisitions and opening new facilities.

Our long-term strategy depends in part on growing our sales of prefabricated components and other value-added products and increasing our market share. If any of these initiatives are not successful, or require extensive investment, our growth may be limited, and we may be unable to achieve or maintain expected levels of growth and profitability.

Our long-term business plan also provides for continued growth through strategic acquisitions and organic growth through the construction of new facilities or the expansion of existing facilities. Failure to identify and acquire suitable acquisition candidates on appropriate terms, as well as any failure or delay in completing the ProBuild Acquisition, could have a material adverse effect on our growth strategy. Moreover, our reduced operating results during the current slow economic recovery, our liquidity position, or the requirements of the 2013 facility or the indenture governing our 2021 notes, as well as the expected requirements of the debt instruments that will govern the indebtedness incurred pursuant to any Acquisition Financing, could prevent us from obtaining the capital required to effect new acquisitions or expansions of existing facilities. Our failure to make successful acquisitions or to build or expand facilities, including manufacturing facilities, produce saleable product, or meet customer demand in a timely manner could result in damage to or loss of customer relationships, which could adversely affect our financial condition, operating results, and cash flows.

In addition, although we have been successful in the past in integrating 32 acquisitions, we may not be able to integrate the operations of ProBuild upon completion of the ProBuild Acquisition or any future acquired businesses with our own in an efficient and cost-effective manner or without significant disruption to our or ProBuild’s existing operations. Moreover, acquisitions, including the ProBuild Acquisition, involve significant risks and uncertainties, including uncertainties as to the future financial performance of the acquired business, difficulties integrating acquired personnel and corporate cultures into our business, the potential loss of key employees, customers or suppliers, difficulties in integrating different computer and accounting systems, exposure to unforeseen liabilities of acquired companies and the diversion of management attention and resources from existing operations. We may be unable to successfully complete the ProBuild Acquisition or other potential acquisitions due to multiple factors, such as issues related to regulatory review of the proposed transactions. We may also be required to incur additional debt in order to consummate acquisitions in the future, which debt may be substantial and may limit our flexibility in using our cash flow from operations. Our failure to integrate ProBuild’s business upon completion of the ProBuild Acquisition or future acquired businesses effectively or to manage other consequences of our acquisitions, including increased indebtedness, could prevent us from remaining competitive and, ultimately, could adversely affect our financial condition, operating results and cash flows.

Federal, state, local and other regulations could impose substantial costs and/or restrictions on our operations that would reduce our net income.

We and ProBuild are subject to various federal, state, local and other regulations, including, among other things, regulations promulgated by the Department of Transportation and applicable to our fleet of delivery trucks, work safety regulations promulgated by the Department of Labor’s Occupational Safety and Health Administration, employment regulations promulgated by the United States Equal Employment Opportunity Commission, accounting standards issued by the Financial Accounting Standards Board (“FASB”) or similar entities and state and local zoning restrictions and building codes. More burdensome regulatory requirements in these or other areas may increase our general and administrative costs and adversely affect our financial condition, operating results and cash flows. Moreover, failure to comply with the regulatory requirements applicable to our business could expose us to substantial penalties that could adversely affect our financial condition, operating results and cash flows.

We are subject to potential exposure to environmental liabilities and are subject to environmental regulation.

We are subject to various federal, state and local environmental laws, ordinances and regulations. Although we believe that our facilities and, based on our diligence with respect to the ProBuild Acquisition, the facilities of ProBuild are in material compliance with such laws, ordinances, and regulations, as owners and lessees of real property, we can be held liable for the investigation or remediation of contamination on such properties, in some circumstances, without regard to whether we or ProBuild, as applicable, knew of or were responsible for such contamination. Further, following the completion of the ProBuild Acquisition, we may become aware of contamination that was not identified in the course of, or occurred subsequent to, our prior diligence. No assurance can be provided that remediation may not be required in the future as a result of spills or releases of petroleum products or hazardous substances, the discovery of unknown environmental conditions, more stringent standards regarding existing residual contamination, or changes in legislation, laws, rules or regulations. More burdensome environmental regulatory requirements may increase our general and administrative costs and adversely affect our financial condition, operating results and cash flows.

We may be adversely affected by uncertainty in the economy and financial markets, including as a result of terrorism or unrest in the Middle East, Eastern Europe or elsewhere.

Instability in the economy and financial markets, including as a result of terrorism or unrest in the Middle East, Eastern Europe or elsewhere, may result in a decrease in housing starts, which would adversely affect our or ProBuild’s business. In addition, such unrest or related adverse developments, including a retaliatory military strike or terrorist attack, may cause unpredictable or unfavorable economic conditions and could have a material adverse effect on our and ProBuild’s financial condition, operating results, and cash flows. Any shortages of fuel or significant fuel cost increases related to geopolitical conditions could seriously disrupt our ability to distribute products to our customers. In addition, domestic terrorist attacks may affect our and ProBuild’s ability to keep our operations and services functioning properly and could have a material adverse effect on our and ProBuild’s financial condition, operating results and cash flows.

Risks Related to the ProBuild Acquisition

Completion of the ProBuild Acquisition is subject to conditions and if these conditions are not satisfied or waived, the ProBuild Acquisition will not be completed and we may be obligated to pay a reverse termination fee.

The obligations of us and ProBuild to complete the ProBuild Acquisition are subject to satisfaction or waiver of a number of conditions, including: (i) the absence of a material adverse effect with respect to the business of ProBuild; (ii) the absence of certain legal injunctions or impediments prohibiting the transaction; and (iii) ProBuild’s obtaining certain third-party consents. Each party’s obligation to complete the ProBuild Acquisition is subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain other conditions, the absence of a material adverse effect with respect to inaccuracy of the representations and warranties of the other party under the Securities Purchase Agreement, the performance by the other party of its respective obligations under the Securities Purchase Agreement in all material respects and delivery of officer certificates by the other party certifying satisfaction of the two preceding conditions.

In addition, a termination of the Securities Purchase Agreement by us, ProBuild or the Sellers under certain specified circumstances, including a failure of our debt financing to be funded, if all of the other conditions to our obligation to close the ProBuild Acquisition have been satisfied (other than those conditions that, by their nature, are to be satisfied at the closing of the ProBuild Acquisition), will entitle ProBuild to receive from us a reverse termination fee equal to $81,250,000. Payment of this fee would have a material adverse effect on our financial condition, operating results, and cash flows. See “Recent Developments—ProBuild Acquisition.”

The failure to satisfy all of the required conditions could delay the completion of the ProBuild Acquisition for a significant period of time or prevent it from occurring, and we may be obligated to pay a reverse termination fee. Any delay in completing the ProBuild Acquisition could cause us not to realize some or all of the benefits that we expect to achieve if the ProBuild Acquisition is successfully completed within its expected timeframe. There can be no assurance that the conditions to the closing of the ProBuild Acquisition will be satisfied or waived or that the ProBuild Acquisition will be completed. Except as set forth in any accompanying prospectus supplement, any offering of securities under this prospectus will not be contingent on the consummation of the ProBuild Acquisition.

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the ProBuild Acquisition may not be realized.

ProBuild and we have operated and, until the completion of the ProBuild Acquisition, will continue to operate, independently. We continue to assess synergies that we may realize as a combined company, the realization of which will depend on a number of factors. The success of the ProBuild Acquisition, including anticipated benefits and cost savings, will depend, in part, on our ability to successfully combine and integrate our business with the business of ProBuild. It is possible that the pendency of the ProBuild Acquisition and/or the integration process could result in the loss of key employees, higher than expected costs, diversion of management attention of both ProBuild and us, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with customers, suppliers, vendors and employees or to achieve the anticipated benefits and cost savings of the ProBuild Acquisition. If we experience difficulties with the integration process, the anticipated benefits of the ProBuild Acquisition may not be realized fully or at all, or may take longer to realize than expected. Management continues to refine its integration plan. The integration planning and implementation process will result in significant costs and divert management attention and resources. These integration matters could have an adverse effect on (i) each of us and ProBuild during this transition period and (ii) the combined company for an undetermined period after completion of the ProBuild Acquisition. In addition, the actual cost savings of the ProBuild Acquisition could be less than anticipated.

In connection with the ProBuild Acquisition, we will incur significant additional indebtedness which could adversely affect us, including by decreasing our business flexibility, and will increase our interest expense.

Our consolidated indebtedness as of March 31, 2015 was approximately $408.9 million. Our pro forma indebtedness as of March 31, 2015, after giving effect to the Transactions and the anticipated incurrence and extinguishment of indebtedness in connection therewith, will be as much as $2,237.3 million. We will have substantially increased indebtedness following completion of the ProBuild Acquisition in comparison to our indebtedness on a recent historical basis, which will increase our interest expense and could have the effect of, among other things, reducing our flexibility to respond to changing business and economic conditions.

We will also incur various costs and expenses associated with our existing debt and the debt of ProBuild, which will remain outstanding upon completion of the ProBuild Acquisition. The amount of cash required to pay interest on our increased indebtedness levels following completion of the ProBuild Acquisition, and thus the demands on our cash resources, will be substantially greater than the amount of cash flows required to service our indebtedness prior to the Transactions. The increased levels of indebtedness following completion of the ProBuild Acquisition could also reduce funds available for working capital, capital expenditures, acquisitions and other general corporate purposes and may create competitive disadvantages for us relative to other companies with lower debt levels. If we do not achieve the expected benefits and cost savings from the ProBuild Acquisition, or if the financial performance of the combined company does not meet current expectations, then our ability to service our indebtedness may be adversely impacted.

Certain of the indebtedness incurred in connection with the ProBuild Acquisition will bear interest at variable interest rates. If interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flows.

The credit instruments governing the debt we may incur pursuant to any Acquisition Financing will contain certain events of default and will also subject us to several restrictive covenants. Any acceleration of indebtedness that arises from an event of default under any of such credit facilities, if drawn, could have a material adverse effect on our business.

In addition, our credit ratings affect the cost and availability of future borrowings and, accordingly, our cost of capital. Our ratings reflect each rating organization’s opinion of our financial strength, operating performance and ability to meet our debt obligations. In connection with the debt financing for the ProBuild Acquisition, it is anticipated that we will seek ratings of our indebtedness from one or more nationally recognized statistical rating organizations. There can be no assurance that we will achieve a particular rating or maintain a particular rating in the future.

Moreover, we may be required to raise substantial additional financing to fund working capital, capital expenditures, acquisitions or other general corporate requirements. Our ability to arrange additional financing or refinancing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. We cannot assure you that we will be able to obtain additional financing or refinancing on terms acceptable to us or at all.

The agreements that will govern the indebtedness incurred in connection with the ProBuild Acquisition will contain various covenants that impose restrictions on us and certain of our subsidiaries that may affect our ability to operate our businesses.

The agreements that will govern the indebtedness incurred in connection with the ProBuild Acquisition will contain various affirmative and negative covenants that may, subject to certain significant exceptions, restrict the ability of us and certain of our subsidiaries to, among other things, have liens on our property, and/or merge or consolidate with any other person or sell or convey certain of our assets to any one person. The ability of us and our subsidiaries to comply with these provisions may be affected by events beyond our control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate our repayment obligations.

The ProBuild Acquisition will involve substantial costs.

ProBuild and we have incurred, and expect to continue to incur, a number of non-recurring costs associated with the ProBuild Acquisition and combining the operations of the two companies. A significant portion of non-recurring expenses will be comprised of transaction and regulatory costs related to the ProBuild Acquisition.

We also will incur substantial transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. We estimate these integration-related costs in the range of $90 to $100 million over the two years following the closing of the transaction. We continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the ProBuild Acquisition and the integration of the two companies’ businesses. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

Uncertainties associated with the ProBuild Acquisition may cause a loss of management and sales personnel and other key employees of ProBuild or us, which could adversely affect the future business and operations of the combined company following the ProBuild Acquisition.

ProBuild and we are dependent on the experience and industry knowledge of their and our officers and other key employees to execute their and our business plans. The combined company’s success after the ProBuild Acquisition will depend in part upon its ability to retain key management and sales personnel and other key employees of ProBuild and us. Current and prospective employees of ProBuild and us may experience uncertainty about their future roles with the combined company following the ProBuild Acquisition, which may materially adversely affect the ability of each of ProBuild and us to attract and retain key personnel during the pendency of the ProBuild Acquisition. Accordingly, no assurance can be given that the combined company will be able to retain key management and sales personnel and other key employees of ProBuild and us.

Risks Related to our Common Stock

The price of our common stock is volatile and may decline.

The market price of our common stock historically has experienced and may continue to experience significant price fluctuations similar to those experienced by the broader stock market in recent years. In addition, the price of our common stock may fluctuate significantly in response to various factors, including:

•	information relating to the ProBuild Acquisition;

•	actual or anticipated fluctuations in its results of operations;

•	announcements by us or our competitors of significant business developments, changes in customer relationships, acquisitions, or expansion plans;

•	changes in the prices of products we sell;

•	involvement in litigation;

•	our sale of common stock or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.

Between April 10, 2015, the trading day preceding the announcement of the ProBuild Acquisition, and May 20, 2015, the closing sale price of our common stock on NASDAQ ranged from $6.90 to $12.95 per share. Except as set forth in any accompanying prospectus supplement, any offering of securities under this prospectus will not be contingent on the consummation of the ProBuild Acquisition and we can give no assurance that the ProBuild Acquisition will be completed. If the ProBuild Acquisition is not completed, the price of our common stock may decrease materially.

Broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted, which could adversely affect our financial condition, results of operations and cash flows. As a result, it may be difficult for you to resell your shares of common stock in the future.

Significant sales of our common stock, or the perception that significant sales may occur in the future, could adversely affect the market price of our common stock.

The sale of substantial amounts of our common stock could adversely affect the price of our common stock. Sales of substantial amounts of our common stock in the public market, and the availability of shares for future sale, including 7,751,411 shares of our common stock issuable as of May 15, 2015, upon exercise of outstanding options to acquire shares of our common stock (including through the conversion of restricted stock units) under our stock incentive plans, including the 2014 Incentive Plan, as it may be amended, could adversely affect the prevailing market price of our common stock and could cause the market price of our common stock to remain low for a substantial time. Additional options may also be granted under our incentive plans, including our 2014 Incentive Plan, as it may be amended. Further, a registration statement filed on behalf of affiliates of JLL Fund V and Warburg who collectively owned approximately 49.6% of our outstanding common stock as of May 15, 2015, is effective and such entities may undertake an offering of shares of our common stock at any time. We cannot foresee the effect of such potential sales on the market, but it is possible that if a significant percentage of such available shares were attempted to be sold within a short period of time, the market for our shares of common stock would be adversely affected. It is also unclear whether or not the market for our common stock could absorb a large number of attempted sales in a short period of time, regardless of the price at which they might be offered. Even if a substantial number of sales do not occur within a short period of time, the mere existence of this “market overhang” could have a negative effect on the market for our common stock and our ability to raise additional capital.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus (including the documents incorporated by reference into this prospectus) contains, and any accompanying prospectus supplement may contain, certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition, liquidity and results of operations. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should” and the negative of these terms or other comparable terminology often identify forward-looking statements. Statements in this prospectus and the other documents incorporated by reference that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (our “2014 10-K”) in Item 1A under “Risk Factors” as well as in Item 7A “Quantitative and Qualitative Disclosures About Market Risk,” in our Quarterly Report on Form 10-Q for the three months ended March 31, 2015 (our “First Quarter 10-Q”) in Item 3 “Quantitative and Qualitative Disclosure About Market Risk” and the risks detailed from time to time in our future SEC reports. Factors, risks, and uncertainties that could cause actual outcomes and results to be materially different from those contemplated include, among others:

•	dependence on the residential building industry, as well as the economy, the credit markets and other important factors;

•	uncertainty surrounding the economy and credit markets;

•	cyclical and seasonal nature of the building products supply industry;

•	product shortages, fluctuations in the prices of raw materials, loss of key suppliers, and our dependence on third-party suppliers and manufacturers;

•	additional impairment charges or the need to idle or permanently close under-performing locations;

•	our ability to renew long-term leases for our facilities;

•	influence of significant stockholders;

•	loss of significant customers;

•	competition in the highly fragmented building products supply industry;

•	pricing pressure from our customers;

•	our future capital needs and our ability to obtain additional financing on acceptable terms;

•	our level of indebtedness and our ability to meet our obligations under our debt instruments;

•	our incurrence of additional indebtedness and our inability to take certain actions because of restrictions in our debt agreements;

•	our reliance on our subsidiaries;

•	dependence on key personnel;

•	exposure to product liability, product warranty, casualty, construction defect and other liability claims;

•	variability of our quarterly revenues and earnings;

•	disruptions at our facilities or in our information technology systems;

•	our ability to execute our strategic plans;

•	effects of regulatory conditions on our operations;

•	exposure to environmental liabilities and regulation;

•	economic and financial uncertainty resulting from terrorism and war; and

•	risks related to the pending ProBuild Acquisition, including:

•	the failure to satisfy the conditions to completing the transaction, including obtaining required regulatory approvals, which could result in the payment of a reverse termination fee;

•	conditions to obtaining regulatory approval that may place restrictions on the business of the combined company;

•	our failure to obtain the anticipated benefits and costs savings from the acquisition; and

•	the impact of the additional debt we will incur to finance the acquisition.

Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of such documents. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements or other information filed by us at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including Builders FirstSource, Inc. The address of the SEC website is http://www.sec.gov.

Important Information Incorporated By Reference

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We hereby incorporate by reference the following documents into this prospectus; provided, however, that we are not incorporating any information contained in any Current Report on Form 8-K that is furnished but not filed with the SEC:

The following documents are incorporated by reference into this document:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 3, 2015;

•	Portions of the Definitive Proxy Statement on Schedule 14A filed on April 28, 2015, that are incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 11, 2015;

•	Our Current Reports on Form 8-K filed with the SEC on April 13, 2015 and on May 1, 2015 (other than Exhibit 99.2) and our amended Current Report on Form 8-K/A filed with the SEC on May 28, 2015; and

•	The description of the Company’s capital stock contained in its Registration Statement on Form 8-A (File No. 000-51357) filed with the SEC on June 14, 2005.

We also incorporate by reference into this prospectus all documents that are filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial registration statement and prior to effectiveness of the registration statement, or (ii) from the date of this prospectus but prior to the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was or is furnished, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference into this document. We do not incorporate by reference any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K and any exhibits filed on such form that are related to such items in any past or future filings.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to:

Builders FirstSource, Inc.

2001 Bryan Street, Suite 1600

Dallas, Texas 75201

(214) 880-3500

Attention: Corporate Secretary

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions (including the ProBuild Acquisition), retirement of debt and other business opportunities.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and preferred stock, together with the additional information we include in any applicable prospectus supplement and in any related free writing prospectus, summarizes the material terms and provisions of the common stock and preferred stock that we may offer under this prospectus. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, which are incorporated by reference into this prospectus and which we refer to as our certificate of incorporation and bylaws.

General Matters

Our certificate of incorporation provides that we are authorized to issue 200,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.01 per share.

As of May 15, 2015, we had outstanding 99,277,124 shares of common stock held by approximately 131 stockholders of record and no outstanding shares of preferred stock.

Common Stock

Shares of our common stock have the following rights, preferences, and privileges:

•	Voting rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock present or represented by proxy.

•	Dividends. Holders of common stock are entitled to receive dividends as, when, and if dividends are declared by our board of directors out of assets or funds legally available for the payment of dividends, subject to any preferential dividend rights of any outstanding preferred stock.

•	Liquidation. In the event of a liquidation, dissolution, or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors, our remaining assets will be distributed ratably among the holders of shares of common stock on a per share basis.

•	Rights and preferences. Our common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

•	Listing. Our common stock is listed on NASDAQ under the symbol “BLDR.”

•	Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Computershare Shareowner Services LLC, and its telephone number is (877) 219-7020.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless the takeover or change in control is approved by our board of directors. These provisions include the following:

Staggered board of directors. Our certificate of incorporation and bylaws provide for a staggered board of directors, divided into three classes, with our stockholders electing one class each year. Between stockholders’

meetings, the board of directors will be able to appoint new directors to fill vacancies or newly created directorships so that no more than the number of directors in any given class could be replaced each year and it would take three successive annual meetings to replace all directors.

Elimination of stockholder action through written consent. Our certificate of incorporation and bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Elimination of the ability to call special meetings. Our certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors, a committee of the board of directors that has been duly designated by the board of directors and whose powers and authority include the power to call such meetings or by our chief executive officer or the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

Advance notice procedures for stockholder proposals. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.

Removal of directors; board of directors vacancies. Our certificate of incorporation and bylaws provide that members of our board of directors may not be removed without cause and the affirmative vote of holders of at least a majority of the voting power of our then-outstanding capital stock entitled to vote on the election of directors. Our bylaws further provide that only our board of directors may fill vacant directorships, except in limited circumstances. These provisions would prevent a stockholder from gaining control of our board of directors by removing incumbent directors and filling the resulting vacancies with such stockholder’s own nominees.

Amendment of certificate of incorporation and bylaws. The General Corporation Law of the State of Delaware (the “DGCL”) provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend or repeal a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation requires the approval of the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote in connection with the election of directors to amend any provisions of our certificate of incorporation relating to the authority of directors, including their authority to amend our by-laws, the size of our board of directors, provision for a staggered board of directors, the removal of directors, and vacancies on the board of directors, as well as our authority to provide indemnification for our directors and officers. Our bylaws provide that a majority of our board of directors or, in most cases, the holders of at least a majority of the voting power of the issued and outstanding shares of our capital stock entitled to vote thereon have the power to amend or repeal our bylaws, except that, in the case of amendments or repeals approved by stockholders, the affirmative vote of holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote thereon shall be required to amend or repeal provisions of our bylaws relating to meetings of stockholders, including the provision that stockholders may not take action by written consent in lieu of a meeting, the nomination and election of directors, vacancies on the board of directors, and our authority to provide indemnification for our directors and officers.

The foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares, and, as a consequence, they also may inhibit fluctuations in the market price of the common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors that are, in some cases, broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director derived an improper personal benefit; or

•	improper distributions to stockholders.

These provisions may not be held to be enforceable for violations of the federal securities laws of the United States.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus from time to time in one or more transactions, including without limitation:

•	directly to one or more purchasers;

•	through agents;

•	to or through underwriters, brokers or dealers; or

•	through a combination of any of these methods.

In addition, the manner in which we may sell some or all of the securities covered by this prospectus includes, without limitation, through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

A prospectus supplement with respect to each offering of securities will state the terms of the offering of the securities, including:

•	the name or names of any underwriters or agents and the amounts of securities underwritten or purchased by each of them, if any;

•	the public offering price or purchase price of the securities and the net proceeds to be received by us from the sale;

•	any delayed delivery arrangements;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or markets on which the securities may be listed.

The offer and sale of the securities described in this prospectus by us, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

General

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers, agents or remarketing firms may be changed from time to time. Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from us and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement or pricing supplement, as the case may be.

We and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Act, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by us or any other person. The anti-manipulation rules under the Securities Act may apply to sales of securities in the market and to our activities of the Company and our affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution to purchase or sell the securities for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities. We are not restricted as to the price or prices at which we may sell the securities. Sales of such securities may have an adverse effect on the market price of the securities. Moreover, it is possible that a significant number of shares of common stock could be sold at the same time, which may have an adverse effect on the market price of the securities.

We cannot assure you that we will sell all or any portion of the securities offered hereby.

Underwriters and Agents

If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions. These sales may be made at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market price or at negotiated prices. We may offer the securities to the public through an underwriting syndicate or through a single underwriter. The underwriters in any particular offering will be mentioned in the applicable prospectus supplement or pricing supplement, as the case may be.

Unless otherwise specified in connection with any particular offering of securities, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless otherwise specified in connection with any particular offering of securities. Any initial offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

We may designate agents to sell the offered securities. Unless otherwise specified in connection with any particular offering of securities, the agents will agree to use their best efforts to solicit purchases for the period of their appointment. We may also sell the offered securities to one or more remarketing firms, acting as principals for their own accounts or as agents for us. These firms will remarket the offered securities upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the offered securities. A prospectus supplement or pricing supplement, as the case may be will identify any remarketing firm and will describe the terms of its agreement, if any, with us and its compensation.

In connection with offerings made through underwriters or agents, we may enter into agreements with such underwriters or agents pursuant to which we receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from us under these arrangements to close out any related open borrowings of securities.

Dealers

We may sell the offered securities to dealers as principals. We may negotiate and pay dealers’ commissions, discounts or concessions for their services. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us at the time of resale. Dealers engaged by us may allow other dealers to participate in resales.

Direct Sales

We may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

Institutional Purchasers

We may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement or pricing supplement, as the case may be will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

We will enter into such delayed contracts only with institutional purchasers that we shall approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Indemnification; Other Relationships

We may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

Market-Making, Stabilization and Other Transactions

In connection with any offering of common stock, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress for the purpose of pegging, fixing or maintaining the price of the securities.

In connection with any offering, the underwriters may also engage in penalty bids. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, Skadden, Arps, Slate, Meagher & Flom LLP will provide opinions regarding the authorization and validity of the securities. Any underwriters will also be advised about legal matters by their own counsel, which will be named in the prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Builders FirstSource, Inc. for the year ended December 31, 2014 and the audited historical financial statements of ProBuild Holdings, Inc. included in Exhibit 99.1 to Builders FirstSource, Inc.’s Current Report on Form 8-K dated May 1, 2015 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The expenses relating to the registration of the securities will be borne by the registrant. Such expenses (except the SEC Registration Fee) are estimated to be as follows:

Amount to be paid*

SEC Registration Fee		$13,363.00
Accounting Fees and Expenses	$	*
Legal Fees and Expenses	$	*
Printing Expenses	$	*
Miscellaneous Expenses	$	*
Total	$	*

*	The amount of securities and number of offerings are indeterminable and the expenses cannot be estimated at this time.

Item 15. Indemnification of Directors and Officers.

Section 145 of the DGCL provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys’ fees) incurred by them as a result of suits brought against them in their capacity as directors or officers if they acted in good faith and in a manner they reasonably believed to be in or not opposed to a corporation’s best interests and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue, or matter as to which they shall have been adjudged to be liable to the registrant, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Any such indemnification may be made by the registrant only as authorized in each specific case upon a determination by the stockholders, disinterested directors, or independent legal counsel that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends, or unlawful stock repurchases, redemptions, or other distributions, or for any transaction from which the director derived an improper personal benefit.

The registrant’s certificate of incorporation and bylaws provide that the registrant shall indemnify its directors and officers to the fullest extent permitted by law and that no director shall be liable for monetary damages to the registrant or its stockholders for any breach of fiduciary duty, except to the extent provided by applicable law. The registrant has entered into indemnification agreements with its directors. The indemnification agreements provide indemnification to the registrant’s directors under certain circumstances for acts or omissions that may not be covered by directors’ and officers’ liability insurance and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. The registrant currently maintains liability insurance for its directors and officers. The policy insures the registrant’s directors and officer against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the registrant for those losses for which the registrant has lawfully indemnified the directors and officers.

Item 16. Exhibits.

See the Exhibit Index which is incorporated herein by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

1.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

2.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

3.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

4.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, the State of Texas, on May 28, 2015.

BUILDERS FIRSTSOURCE, INC.

By:	/s/ Floyd F. Sherman
Name:	Floyd F. Sherman
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment No. 1 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Floyd F. Sherman	Chief Executive Officer and Director (Principal Executive Officer)	May 28, 2015

* M. Chad Crow	President, Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	May 28, 2015

* Paul S. Levy	Chairman and Director	May 28, 2015

* Daniel Agroskin	Director	May 28, 2015

* David A. Barr	Director	May 28, 2015

* Cleveland A. Christophe	Director	May 28, 2015

* Michael Graff	Director	May 28, 2015

* Robert C. Griffin	Director	May 28, 2015

* Kevin J. Kruse	Director	May 28, 2015

* Brett N. Milgrim	Director	May 28, 2015

* Craig A. Steinke	Director	May 28, 2015

*/s/ Donald F. McAleenan Donald F. McAleenan Attorney-in-Fact		May 28, 2015

EXHIBIT INDEX

Exhibit Number	Description of the Document

1.1*	Form of Underwriting Agreement.

2.1	Securities Purchase Agreement, dated as of April 13, 2015, by and among Builders FirstSource, Inc. and ProBuild Holdings LLC.

3.1	Amended and Restated Certificate of Incorporation of Builders FirstSource, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 4 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on June 6, 2005, File Number 333-122788).

3.2	Amended and Restated By-Laws of Builders FirstSource, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 5, 2007, File Number 0-51357).

4.1	Form of Specimen Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on May 26, 2005, File Number 333-122788).

4.2	Registration Rights Agreement, dated as of January 21, 2010, by and among JLL Partners Fund V, L.P. and Warburg Pincus Private Equity IX, L.P. and Builders FirstSource, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K, filed with the Securities and Exchange Commission on January 22, 2010).

5.1(1)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3(1)	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).

24.1(1)	Powers of Attorney.

*	To be filed by amendment to the Registration Statement or incorporated by reference from documents filed or to be filed with the SEC under the Securities Exchange Act of 1934, as amended.
(1)	Previously filed.